

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 22, 2016

Via E-mail
Mr. J. Allan Funk
President and Chief Executive Officer
Parkway Acquisition Corp.
101 Jacksonville Circle
Floyd, Virginia 24091

> **Re: Parkway Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 8, 2016**
> **File No. 333-209052**

Dear Mr. Funk:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Unaudited Pro Forma Combined Condensed Consolidated Financial Information, page 21

1. Please revise your disclosure to include year ended December 31, 2015 amounts and clarify that the summary unaudited pro forma information provided on this page represents Parkway Acquisition Corp (Parkway).

Comparative Historical and Unaudited Pro Forma Per Share Data, page 22

2. Please revise the description for the pro forma combined per share amounts to indicate that those amounts presented are for Parkway.

3.   We note in the table provided that you present pro forma equivalent information for both Grayson and Cardinal with respective footnote references. We do not see however, where you have provided those footnotes. Please revise to provide the corresponding footnotes that explain why the pro forma equivalent information is presented and how the amounts were determined.

4.   We note the Parkway pro forma combined book value per common share is $10.40, however you reference throughout the registration statement that the Parkway common stock has an estimated basis of $10.45 per share. Please explain the difference to us, and revise your disclosure to remove this inconsistency.

Unaudited Pro Forma Combined Condensed Consolidated Financial Information

Pro Forma Combined Condensed Consolidated Balance Sheet, page 90

5.   We note your response to our prior comment 16; however, we do now see how you have revised your pro forma presentation to reflect the capitalization of Parkway. Therefore, we are reissuing our comment in part. In this regard, we note from your disclosure on page 135 that the common stock issued by Parkway has no par value. Please explain to us how you determined that it is appropriate to include "surplus" in your pro forma combined shareholders' equity.

Pro Forma Combined Condensed Consolidated Statement of Operations, page 91

6.   We note your response to our prior comment 15. Please revise to clarify that the earnings per share amounts represent basic and diluted earnings information.

Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial statements

Note 3. Preliminary Purchase Accounting Allocation, page 94

7.   We note your response and revisions as a result of our prior comment 14. Please explain the following:
- Tell us why you did not use the Parkway estimated common share amount ($10.45) in your computation of the total pro forma purchase price.
- Tell us why you did not use the total pro forma purchase price as the starting point in your computation of the preliminary pro forma purchase gain.

Exhibit 8.2

8.   We note your response to our prior comment 30 and counsel's revised
       opinion. As previously requested, please have counsel revise the second
       numbered opinion paragraph to state, if true, that the Tax Discussion constitutes
       the opinion of Gentry Locke. Please refer to Section III.C.2 of Staff Legal
       Bulletin No. 19.

Exhibit 99.2

9.   Please request that BSP Securities revise its written consent to date the
       document. Please refer to Item of 601(b)(23)(i) Regulation S-K.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement, please provide a written statement
from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness
  as a defense in any proceeding initiated by the Commission or any person under
  the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the
above registration statement. Please allow adequate time for us to review any
amendment prior to the requested effective date of the registration statement.

You may contact Svitlana Sweat at (202) 551-3326 or me at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or Dietrich A. King, Assistant Director at (202) 551-3338 with any other questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services

cc: Wayne A. Whitham, Jr, Esquire